Exhibit 99.2

CONSENT OF QUALIFIED PERSON

June 25, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland and Labrador – Financial Services Regulation Division

I, Michael Waldegger, P.Geo., do hereby consent to the public filing of the report titled “Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico” (the Technical Report), prepared for Great Panther Silver Limited and dated June 25, 2012, and extracts from, or the summary of, the Technical Report in the press release of Great Panther Silver Limited dated May 9, 2012 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

            “Original Signed and Sealed”
________________________________
             Michael F. Waldegger, P.Geo.

MFW Geoscience Inc.
5-3437 Wilkie Avenue, Coquitlam, British Columbia, V3B 0E5